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                              July 21, 2023

       Xavier Zee
       Chief Financial Officer
       AMTD IDEA Group
       23/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD IDEA Group
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-39006

       Dear Xavier Zee:

              We have limited our review of your filing to the submission and/or disclosures as required by Item16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

   1.                                                   We note your statement
that you reviewed the Company   s register of members and public
                                                        filings made by its
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For
 Xavier Zee
AMTD IDEA Group
July 21, 2023
Page 2
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
      for solely for    AMTD IDEA Group.    We also note that your list of
principal subsidiaries
      and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response. With respect to (b)(3) and (b)(5), please provide the required information for you and
           all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan at 202-551-6756 or Jennifer Gowetski at 202-551-3401with any questions.



                                                           Sincerely,
FirstName LastNameXavier Zee
                                                           Division of
Corporation Finance
Comapany NameAMTD IDEA Group
                                                           Disclosure Review
Program
July 21, 2023 Page 2
cc:       Shu Du
FirstName LastName